Filed Pursuant to Rule 433

Registration Statement No. 333-258512

November 20, 2023

PRICING TERM SHEET

5.90% DEBENTURES, SERIES 2023 C

Issuer:	Consolidated Edison Company of New York, Inc. (the “Issuer”)

Anticipated Ratings (Moody’s; S&P; Fitch)*:	A3 (Stable); A- (Stable); A- (Stable)

Issue of Securities:	5.90% Debentures, Series 2023 C due 2053

Principal Amount:	$900,000,000

Interest Rate:	5.90% per annum

Interest Payment Dates:	May 15 and November 15 commencing on May 15, 2024

Maturity Date:	November 15, 2053

Benchmark Treasury:	4.125% due August 15, 2053

Benchmark Treasury Price / Yield:	92-15 / 4.591%

Spread to Benchmark Treasury:	+137.5 basis points

Yield to Maturity:	5.966%

Public Offering Price:	99.085% of the principal amount

Optional Redemption Provisions:	Make Whole call at any time prior to May 15, 2053 (the “par call date”) at Treasury Rate +25 basis points (calculated to the par call date) Callable on or after May 15, 2053 at par

Pricing Date:	November 20, 2023

Settlement Date:	November 22, 2023 (T+2)

CUSIP:	209111 GG2 / US209111GG25

Joint Book-Running Managers:

BofA Securities, Inc.

Mizuho Securities USA LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

SMBC Nikko Securities America, Inc.

BNY Mellon Capital Markets, LLC

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or SMBC Nikko Securities America, Inc. toll-free at toll-free at 1-888-868-6856.